PACCAR Financial

November 1, 2011

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:	PACCAR Financial Corp.
Form 10-K
Filed March 1, 2011
Form 10-Q
Filed August 8, 2011
File Number: 001-11677

Dear Mr. Nolan:

This letter is in response to the Staff’s comments as set forth in your letter dated September 1, 2011, regarding PACCAR Financial Corp.’s and PACCAR Inc’s Form 10-Ks and Form 10-Qs and PACCAR Inc’s responses to SEC comment letters in 2010 and 2011. For convenience, each of your letter’s comments has been reproduced in italics. In the responses below, “PFC” refers to PACCAR Financial Corp. and “the Company” refers to PACCAR Inc.

December 31, 2010 Form 10-K

1.	Please revise future filings to disclose your policy for determining past due or delinquency status or tell us where this policy is disclosed. Refer to ASC 310-10-50-6(e) for guidance.

Response:

In future filings, the Company and PFC will add the following disclosure in their Accounting Policy footnotes:

In determining past due status, the Company considers the entire contractual account balance past due when any installment is over 30 days past due.

June 30, 2011 Form 10-Q

Note B – Financial and Other Receivables, page 7

2.	In your response to comment 14 in your December 17, 2010 letter, you disclose that you do not routinely evaluate accounts for TDR classification that have been provided term extensions less than or equal to three months as they are considered insignificant delays. In your response please address each of the bullet points, separately.

a.	Please tell us the amount of term extensions less than or equal to three months made in 2009, 2010 and 2011 identifying those that were credit related and non-credit related.

PACCAR Financial Corp.

PACCAR Building, P.O. Box 1518 Bellevue, Washington 98009-1518 Telephone (425) 468-7100

For the credit related modifications, please identify the amounts that were individually evaluated for impairment under ASC 310-10 and the amount of impairment. Please identify the amount of loans still outstanding at June 30, 2011 that have not been individually evaluated for impairment under ASC 310-10.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

Based on the Company’s interpretation of ASC 310-10 and industry practice prior to 2011, the Company considered extensions of up to three months to be insignificant delays. An insignificant delay or insignificant shortfall in amount of payments does not require application of the guidance to evaluate accounts for troubled debt restructuring (TDR) classification. A loan is not impaired during a period of insignificant delay in payment if the creditor expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. For these extensions, the Company expected to collect all amounts due including accrued interest.

The Company did not evaluate modifications in 2009 and 2010 individually to determine whether they were credit related or TDRs. The Company did evaluate all accounts on Watch lists and accounts over 90 days past due for impairment, including accounts that may have been granted short term extensions of up to three months. In implementing the new guidance of ASC 310-40-15-20 for 2011, the Company evaluated all modifications to determine if the customers were in financial difficulty (i.e., credit related modifications). Those accounts considered in financial difficulty were evaluated to determine if the Company granted a concession to those customers.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

b.	For credit related extensions of three months or less, please tell us in detail the key factors you consider to conclude that they all are insignificant.

Response

The Company did not consider term extensions of three months or less to be credit related modifications for 2009 and 2010 under the existing FASB evaluation requirements (ASC 310-40) as they were considered insignificant delays. The Company expected to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. The Company charges the customer interest during a short term extension and in many cases charges a fee to process the modification. In addition, the Company’s finance products are loans and leases with amortizing payments with an average contract life of approximately 48 months. A delay of three months or less has an insignificant effect on the duration of the contract.

The Company evaluated the following factors for 2011 extensions of three months or less to determine if there was an insignificant delay considering the guidance in ASC 310-40-15-17 and 18:

•	Whether the account has been previously extended

•	Whether the amount of the restructured payments is significant relative to the unpaid principal, frequency of payments, debt’s original maturity and expected duration

•	Whether the amount of restructured payments results in a significant shortfall in the contractual amount due

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

c.	For credit related extensions of three months or less, please tell us if you assess whether the value of collateral is sufficient to cover the contractual amount due.

Response

For 2009 and 2010, the Company assessed whether the value of the collateral was sufficient to cover the contractual amount due for all customers over 90 days past due at the time of modification and for large accounts considered to have higher risk of loss, generally over $250,000.

In addition, in 2011, the Company considered whether the value of the collateral was sufficient to cover the contractual amount due when the customer was granted an extension of three months or less and considered to be in financial difficulty.

Whether the collateral was sufficient or not, the Company only modified accounts that were expected to fully pay all contractual amounts due, including accrued interest during the period of delay.

d.	For credit related extensions of three months or less, please tell us if you assess whether the restructured payments are sufficient to cover the contractual amount due.

Response

For all extensions, including those of three months or less, the Company assesses whether the restructured payments are sufficient to cover the contractual amounts due.

e.	Please tell us if you currently have controls and processes in place to evaluate all term extensions considering the guidance in ASC 310-40-15-17 which became effective for you July 1, 2011, retroactive to restructurings occurring on or after January 1, 2011.

Response:

The Company does have controls and processes in place to evaluate all term extensions. See the response to Comment 5. a. for details.

3.	Please tell us whether all loans modified due to a settlement in a bankruptcy proceeding are classified as TDR’s and individually measured for impairment. If they are not, please quantify them for the periods presented, explain your policy and tell how you considered the guidance in ASC 310-40.

Response:

Since the settlement of bankruptcy proceedings usually results in a concession, most are TDRs. These loans are individually evaluated for impairment. For 2009, 2010 and the first half of 2011, the amount of modifications as a result of bankruptcy proceedings not resulting in TDRs was $2.0 million, $.4 million and $1.0 million, respectively. These modifications were not TDRs since the Company was not legally required to and/or did not grant a concession and the Company expected to collect all amounts due under the contract, including accrued interest for the period of delay in payment.

For example, a trucking customer in a bankruptcy proceeding may continue to use the truck to generate income to pay his creditors. Since the truck is essential to the customers’ ability to generate income, the bankruptcy court may allow the customer to keep the truck and continue making payments to the Company without requiring a concession.

4.	We note your response to comment 15 in your December 17, 2010 letter.

a.	Please provide us additional detailed information regarding how you determined that interest rates charged on credit related modifications were market interest rates.

Response:

The Company actively competes with banks and other independent finance companies for new business financing of PACCAR trucks (achieving a market share of approximately 30%) and evaluates business lost to competition to provide a meaningful comparison and keep its interest rates in line with market rates. Accordingly, the Company believes the interest rates it offers are market interest rates.

The Company determines whether interest rates charged on credit related modifications are market interest rates as described below:

Prior to approving a modification, the Company’s local Credit or Collections department determines if a customer is in financial difficulty. If so, the credit worthiness of the customer is determined by performing a new credit analysis, which includes an evaluation of the following factors:

•	Independent credit scores

•	Financial condition of the customer, including future cash flow projections, payment history and delinquency status with the Company

•	Age, specification and condition of the underlying collateral compared to the outstanding balance

After financial difficulty is determined and credit worthiness is evaluated, the Company’s senior and local operations, credit and collection management (and Corporate executive management when required by internal guidelines) considers the following in determining the appropriate interest rate to charge when approving the modification of finance receivables:

•	The term of the new finance receivable

•	The age, condition and specifications of the collateral

•	The credit quality of the customer

•	The interest rates being charged for similar customer transactions

•	The fee to be charged for the modification

The Company compared the interest rates approved on modifications to customers in financial difficulty to the interest rates approved for new business transactions with a comparable credit profile. The interest rates on the modifications were determined to be market interest rates if they were within a reasonable range (one standard deviation) of comparable new business rates. Modification interest rates below the reasonable range were considered a concession and resulted in a TDR.

b.	Tell us how you determined what market interest rates were for credit impaired customers and how you determined the interest rate you charged the customer was at market. Please tell us whether your policies for making this determination changed during 2009, 2010 and 2011. If so, explain the change in detail, the rationale and why it was preferable.

Response:

For 2009 and 2010, the Company compared the interest rates charged for credit related modifications, as described in the response to 4. a. above, to the interest rates charged for new equipment lending transactions in the most recent month. For 2011, the Company compared the interest rates charged for credit related modifications to the interest rates charged for new equipment lending transactions in the past three months. The Company believes this interest rate comparison process is appropriate to determine market interest rates since it considers market-based feedback on yields that have been quoted to customers. The interest rates on new equipment lending transactions funded over the previous three months as well as the quoted interest rates on transactions lost to competition are the Company’s best independent sources of market interest rates.

In 2009 and 2010, the Company compared the interest rates for customer modifications to the lowest graded customers granted new truck lending transactions under the Company’s matrix pricing structure (i.e., those graded

C and D customers). It was assumed most customers granted a modification would have received such a grade if they had been credit scored again. The Company’s matrix pricing structure grades customers on an A (best) to D (worst) system. The rates granted on D customers reflect higher risk. Updated customer credit scores for 2011 modifications showed that most customers were graded C and D, consistent with the assumption made in prior years.

In 2011, the Company assessed and documented whether the customers involved in each modification were in financial difficulty (in 2009 and 2010, customers granted modifications up to three months were not evaluated for financial difficulty). The key factors considered include:

•	Past due status at the time of modification

•	Cumulative time delay granted (included any prior modifications)

•	Any other known facts indicating the customer might be unable to service the debt (e.g., bankruptcy, auditor concerns, loss of major portion of customer business, current financial information)

For all customers considered in financial difficulty, the Company updated the credit score for the customer and evaluated whether the interest rate charged was a market interest rate for a customer with that credit score.

The Company updated its policies for determining market interest rates to incorporate the new FASB guidance under ASU 2010-20 for disclosures and ASU 2011-02 for TDR determination of both loans and leases related to financial difficulty and removed some of the judgment involved in the current credit quality status of the customer. This more detailed process is consistent with the intent of new FASB guidance.

5.	In response to comment 9 in your March 4, 2011 letter, you state that your accounting systems have not been designed to provide data on modified receivables.

a.	Please tell us your controls and processes in place during 2009, 2010 and 2011 to determine whether modifications met the criteria to be classified as a troubled debt restructuring. Specifically tell us whether you use any specific criteria to filter modifications in making this determination.

Response:

The Company’s statement was in response to a request to include information on all modified receivables, whether or not for credit reasons or a TDR. As indicated in our March 4, 2011 letter, the FASB in its deliberations on credit quality disclosures rejected the disclosure of all modifications on finance receivables. Further, there are currently no standards for requiring such disclosure. In response to the Staff’s prior requests, the Company produced reports on all modifications from 2007 through the first half of 2010, which took several months to prepare and review and were not generated from normal course of business reports designed, tested and subjected to typical internal controls.

The Company’s processes and controls in place during 2009, 2010 and 2011 to identify and report on TDRs are noted below.

Modifications were reviewed and approved by management based on an approval matrix that requires higher levels of approval for larger accounts. The authorized credit, collections, accounting and operating personnel involved in the review of each modification focus on key criteria including:

•	Past due status at the time of modification

•	Interest rate before the modification and after

•	Principal balance before the modification and after

•	Amount of additional time granted to make payments

•	Additional collateral/guarantees obtained

•	Sufficiency of collateral compared to the loan balance

•	Likelihood to perform under the revised payment terms

•	For those customers determined to be in financial difficulty, assessing if a concession has been granted

In 2009 and 2010, the Company considered any extensions of up to three months to be an insignificant delay and did not test for TDR classification unless they were large accounts tracked on a customer watch list. From the updated guidance provided under ASU 2011-02, the Company has tested all modifications in 2011 (including those where extensions of three months or less were granted) and documented its conclusion on whether the customer was considered to be in financial difficulty. If the customer who was granted an extension of three months or less was considered to be in financial difficulty, the Company performed a further evaluation of whether or not a concession had been granted and, where granted, classified these receivables as TDRs. If the customer was not in financial difficulty, the Company did not perform further testing about market interest rates or other concessions and did not classify such modifications as TDRs.

b.	Please tell us if you have changed your policies, criteria or definitions (e.g. – credit related modifications vs. non-credit related, market interest rate, insignificant delays, etc.) related to determining whether a modification met the criteria to be classified as a troubled debt restructuring during 2009, 2010 and 2011. If so, explain the change in detail and the rationale.

Response:

The Company has not changed its policies, criteria or definitions related to determining whether a modification met the criteria to be classified as a troubled debt restructuring, except for the items noted below.

In 2009 and 2010, the Company considered any extensions of up to three months to be an insignificant delay and did not test to determine if these accounts were in financial difficulty or TDRs. From the updated guidance provided under ASU 2011-02, the Company has tested all modifications in 2011 (including those where extensions of three months or less were granted) to determine if these accounts were in financial difficulty or TDRs.

In 2009 and 2010, the Company compared the interest rates charged for credit related to modifications interest rates charged to customers of comparable credit quality for new equipment lending transactions in the most recent month. The Company considered interest rates for all such modifications falling within two standard deviations of the new equipment lending transactions to be market interest rates. For 2011, the Company compared the interest rates charged for credit related modifications to interest rates charged to customers of comparable credit quality for new equipment lending transactions in the past three months. The Company considered market interest rates for all such modifications falling within one standard deviation of the new equipment lending transactions to be market interest rates. The Company believes using a three month period and one standard deviation results in a more representative comparison of market interest rates.

In 2009 and 2010, the Company compared the interest rates for customer modifications to the lowest graded customers granted new truck lending transactions under the Company’s matrix pricing structure (i.e., those graded C and D customers). For 2011, the Company updated credit scores for all modifications. The Company believes updating credit scores for all modifications provides a more detailed and informed process to determine market interest rates.

c.	Please tell us how you monitor your modified finance receivables and aggregate the information needed to comply with the disclosure requirements of ASC 310-10-50-34.

Response:

The monitoring and aggregation processes include the following:

Monitoring:

•	Individually significant modified accounts are monitored in the monthly Watch report process.

•	All modified accounts are monitored daily based on the past due reporting process and collection calls that begin when a customer exceeds five days past due.

•	Quarterly financial statements are obtained for large modified accounts.

Aggregation:

•

The Company documents all contracts that have been modified during a quarter, including contract number, principal/net investment prior and subsequent to modification, interest rate/implied lease rate prior and subsequent to modification, number of months modified (this modification), number of months modified (all modifications), financial difficulty (yes or no) and conclusion whether a concession has been granted and whether it is a TDR.

•	The information is provided to the Company’s corporate accounting department which consolidates the information.

•	The information is reviewed by management for reasonableness and completeness.

6.	Please provide us detailed information regarding how you determine the interest rate to charge on new or modified loans/leases and whether your policies have changed during 2009, 2010 and 2011. For example, please tell us if all customers that meet minimum underwriting standards receive the same interest rate, do you utilize matrix pricing such that different credit rated loans receive different interest rates, are interest rates negotiated with each borrower, etc. Also tell us who approves your interest rate policies and who has the authority to approve the actual interest rate charged for a loan. For example, do you have a rates committee responsible for approving each loan, do individual client service personnel have authority to determine the rate on a loan, etc.

Response:

To determine the interest rate on a new loan or lease transaction, the Company’s senior and local operations and credit departments first determine the credit worthiness of the customer by performing a credit analysis, which includes an evaluation of the following factors:

•	Independent credit scores

•	Financial condition of the customer, including future cash flow projections, payment history and delinquency status with the Company

•	Specifications and expected use of the underlying collateral

Then the Company’s senior and local operations management (and Corporate executive management when required by internal guidelines) considers the following in determining the appropriate interest rate to charge for new loan or lease transactions:

•	The size and term of the new finance receivable

•	The value of the collateral compared to the loan balance

•	The credit quality of the customer

•	The interest rates being charged for similar customer transactions.

For new loans and leases, the Company utilizes matrix pricing and the actual interest rates charged are either within the range established in the matrix or are approved on a deal by deal basis by management of the financial services organizations or corporate executive management depending on the level of variation from the matrix. Not all new loans and leases involve a negotiation process directly with the borrower as some customers accept the initial interest rate quoted by the Company.

Prior to approving a modification, the Company’s local Credit or Collections department determines if a customer is in financial difficulty. If so, the credit worthiness of the customer is determined by performing a new credit analysis, which includes an evaluation of the following factors:

•	Independent credit scores

•	Financial condition of the customer, including future cash flow projections, payment history and delinquency status with the Company

•	Age, specification and condition of the underlying collateral compared to the outstanding balance

After financial difficulty is determined, the Company’s senior and local operations, credit and collection management (and Corporate executive management when required by internal guidelines) considers the following in determining the appropriate interest rate to charge when approving the modification of finance receivables:

•	The term of the new finance receivable

•	The age, condition and specifications of the collateral

•	The credit quality of the customer

•	The interest rates being charged for similar customer transactions.

•	The fee to be charged for the modification

Most credit modifications are done for short term cash flow needs and for a period of up to three months. The interest rate charged in such short term modifications is typically the same interest rate as in the existing contract.

All new and modified loans and leases that meet minimum underwriting standards do not necessarily receive the same interest rate, as market forces impact the actual interest rates charged. Corporate executive management provides overall guidance to support monthly decisions on new and modified loan and lease interest rates to charge, but not specific written approval of matrix pricing for new loans and leases. The pricing matrix is approved monthly by senior operations management. There are no formal interest rate committees for new or modified transactions.

7.	In your response letter dated March 4, 2011, you indicate that you calculate a specific reserve for credit losses for loans and leases individually pursuant to ASC 310-10. You also indicate that you evaluate loans and leases together for purposes of determining impairment in accordance with ASC 310-10 because of the common characteristics of the loans and leases. It remains unclear why calculating a specific reserve for leases under ASC 310-10 is appropriate. In this regard, it appears ASC 310-10-35-13 specifically excludes leases from the scope of ASC 310-10 when calculating a specific reserve. Please address the following:

a.	Please revise your accounting methodologies to measure impairment on leases in accordance with ASC Topic 840 and revise your disclosures accordingly.

b.	Please tell us if this revision results in a different amount of impairment for the periods presented. If so, please provide us with a materiality analysis.

c.	Please explain in further detail how you concluded your loans and leases have sufficiently similar characteristics such that evaluating them together as a single portfolio segment as defined in ASC 310-10 is appropriate.

If you believe your current methodologies are correct, please provide us with a full accounting analysis that refers to specific authoritative accounting literature supporting your treatment of leases evaluated individually for impairment. As part of your response, please address how your current accounting policy complies with ASC 840-30-35-25.

Response:

ASC 840 provides guidance on the impairment of the estimated residual value of leased property in ASC 840-30-35-25. However, ASC 840 does not provide guidance on the estimation of credit losses for finance leases. Therefore, the Company assesses credit losses on finance lease receivables in accordance with ASC 450-20. In accordance with ASC 450-20-25-1, the Company recognizes an allowance for credit losses when a loss contingency exists related to its finance lease receivable and it is probable that future events will confirm the loss.

Similar to its loan portfolio, the Company assesses a specific reserve for individual finance lease receivables where it is probable a credit loss has been incurred on a specific account. In addition, the Company assesses a collective reserve of the remaining finance lease receivables as a whole based on historical loss information using past-due account data and current market conditions similar to its loan portfolio. The process the Company uses to evaluate its losses on finance lease receivables is consistent with the process it uses to evaluate losses on its loan portfolio because of the common characteristics of the Company’s loans and leases as discussed further below.

Because of the similarity in process, the Company has referred to the evaluation of loans and finance lease receivables together as being in accordance with ASC 310-10 (ASC 310-10 is based on the principles of ASC 450-20). The Company acknowledges that ASC 310-10-35-13-c specifically excludes leases as defined in ASC 840 from this guidance and that the reference to ASC 310-10 in our March 4, 2011 response was not technically correct. The Company does not believe that any revisions to its disclosures are necessary as it does not specifically refer to ASC 310-10 in its disclosures.

The Company quarterly evaluates the collectability of the residual value of leased property under sales-type and direct finance leases as required by ASC 840-30-35-30. These evaluations have not resulted in significant impairments of finance leases. The Company’s evaluation considers whether the residual value of leased property has experienced a decline in value that is considered to be other than temporary. At December 31, 2010, the Company had $165.3 million of unguaranteed residual values of finance leased property under sales-type and direct finance leases. This represented approximately 6% of the $2.7 billion of the gross sales-type and direct finance lease receivables. The low percentage is due to the Company’s practice of frequently requiring customers to guarantee all or a portion of the residual value.

The Company concluded that loans and finance leases have the same characteristics such that evaluating them together as a single portfolio segment as defined in ASC 310-10 is appropriate. The main reasons for this conclusion are because loans and finance leases relate to a similar customer base (e.g., some customers have both loans and finance leases outstanding with the Company), are secured by the same type of collateral and have similar payment amounts and risk profiles.

8.	Please tell us in detail and revise future filings to discuss how you evaluate and measure impairment on modified leases. Please describe your measurement methodology at the time of modification and subsequent to the modification. Discuss the specific accounting guidance that supports your methodology.

Response:

The Company accounts for the modification of the lease in accordance with ASC 840-30-35-27 through 30. The Company has modified finance leases that have resulted in new agreements that are classified as operating leases. As indicated in the Company’s November 15, 2010 response to Comment 24, finance leases that became operating leases were $.3 million, $1.0 million and $15.1 million for the years ended December 31, 2007 through 2009 and $1.1 million for the six months ended June 30, 2010.

When these transactions occurred, in accordance with ASC 840-30-40-6 the Company removed the net investment from the finance receivables and recorded the assets at the lower of fair market value or the net investment in the balance sheet line item “Equipment on operating leases, net.” The differences between the recorded net investment and the fair value of the underlying assets were not material.

The Company’s methodology for evaluation and measurement of impairment on modified leases is consistent with its methodology for all leases as described in the response to comment 7 above. This methodology is disclosed in Note A in both PACCAR’s consolidated financial statements and PFC’s financial statements.

9.	Please explain to us how you determine whether a modification of a lease receivable meets the definition of a troubled debt restructuring for purposes of disclosure in accordance with ASC 310-10-50-33 and 34.

Response:

The Company determines whether a lease modification meets the definition of a TDR using the same criteria as used for loans. Specifically, the Company assesses and documents whether the customer involved in each modification is in financial difficulty. The key factors the Company considers include:

•	Past due status at the time of modification

•	Cumulative time delay granted (including any prior modifications)

•	Any other known facts indicating the customer might be unable to service the debt (e.g., bankruptcy, auditor concerns, loss of major portion of customer business, current financial information)

For all customers considered in financial difficulty in 2011, the Company updated the credit score for the customer and evaluated whether the interest rate charged was a market interest rate for a customer with that credit score.

10.	We note your discussion of the past due status immediately prior to modification for accounts modified between 2007 and June 2010 in your response to comment 16 in your December 17, 2010 letter. Please provide us a breakdown of the 30+ days past due modifications by month for this time period and explain any significant trends or variations.

Response:

The Company analyzed data on all modifications for the years 2007 through 2009 and the first half of 2010 for its prior response. In the analysis, the Company included the month of the modification and its past due status at the time of the modification. Assuming that those customers had not been modified and remained past due, the monthly effect on the Company’s worldwide past dues during those 42 months would have been as follows:

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

The Company considers the effect of customer balances that were 30+ days past due that became current upon modification insignificant in all of the periods except September 2009 and March 2010. During those two periods PFC modified one large lease account with an existing specific loss reserve which was not significantly impacted by the modifications. Excluding that customer, the effect of modifying existing past due accounts to current status in each of those two periods would have been approximately .1%.

In the second quarter 2010 Form 10-Q, the Company and PFC began including information in Management’s Discussion and Analysis of Financial Condition and Results of Operations about the effects of large accounts on its reported past due percentage and related large impaired accounts and their specific impairment reserve.

11.	In response to comment 12 in your March 4, 2011 letter, you state that credit related modifications that are not considered TDRs are collectively evaluated for impairment under ASC 450-20. Please tell us if you pool modified receivables with non-modified receivables in measuring impairment under ASC 450-20. If you do, please explain how you determined that both sets of these loans have similar credit risk characteristics.

Response:

The Company does pool modified receivables, not determined to be impaired (including those that are TDRs) with non-modified receivables. The Company has determined that modified and non-modified loans have substantially similar credit risk characteristics. These risk characteristics include a similar customer base, contractual terms and collateral (the trucks manufactured by the Company and related equipment). Modified loan customers are generally in the transportation industry and include both larger fleets and owner operators in all markets in which the Company operates. These customers are typically given up to three more months to make payments, which is not a significant change to an average customer contract of approximately 48 months. In addition, the primary source of collateral on both modified and non-modified customers is the underlying truck and related equipment.

Also, as noted in more detail in the response to comment 12 below, the Company has a history of collecting approximately 94% of the balance of modified receivables, which is similar to the approximately 98% results for non-modified receivables.

12.	In response to comment 17 in your December 17, 2010 letter, you state that based on your analysis, modified receivables pay in full more than 90% of the amount owed, which is similar to the results for non-modified receivables. Please provide us with this analysis and provide appropriate commentary on the methodology and any significant assumptions used to allow us to fully understand the analysis and the basis for your conclusions. Please supplement your analysis with delinquency statistics as of each quarter end and charge-off ratios for each quarter in 2009, 2010 and 2011 for modified receivables and non-modified receivables and provide an analysis of the results and trends.

Response:

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

The Company recognizes that modified accounts have a higher risk of loss. The performance of both modified and non-modified accounts are included together in the historical loss studies the Company uses to calculate the range of potential losses. During periods of portfolio stress which may include higher modification activity, the Company takes this into account in determining the appropriate level of reserves.

As indicated in our comments to the staff, the Company does not regularly track the performance of all modified accounts separately from all non-modified accounts. The study discussed above is a cumulative analysis of a significant portion of the Company’s portfolio. Accordingly, the Company cannot provide the quarterly past due and charge off statistics separately for modified and non-modified accounts.

13.	Please revise future filings to disclose the recorded investment in financing receivables past due 90 days or more and still accruing. Refer to ASC 310-10-50-7(b).

Response:

In future filings, the Company and PFC will add the following disclosure:

The Company does not accrue income for finance receivables over 90 days past due according to contractual terms. Accordingly, there were no finance receivables more than 90 days past due still accruing interest.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Allowance for Loan Losses, page 21

14.	You disclose that the effect on total 30+ days past due receivables from modifications was not significant. Please revise future filings to disclose the impact on the allowance for credit losses from considering a modified 30+ days past due account as current immediately after modification or disclose that the impact was not significant, as appropriate.

Response:

In future filings, if the effect is not significant the Company and PFC will add the following disclosure in its Management’s Discussion and Analysis of Financial Condition and Results of Operations-Allowance for Losses:

The effect on total 30+ days past due receivables and the allowance for credit losses from modifications was not significant.

In the event the effect is significant in future filings, the Company and PFC will state the impact with commentary as appropriate.

The Company acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert A. Bengston	/s/ Ronald E. Armstrong
Robert A. Bengston	Ronald E. Armstrong
Vice Chairman and Principal Financial Officer	President and Principal Financial Officer
PACCAR Financial Corp.	PACCAR Inc